

File: 082-04144

April 09th, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the rating action for Anadolu Efes by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



EFES BEVERAGE GROUP
GENERAL RELEASE TO THE PUBLIC
APRIL 9TH, 2003



FITCH UPGRADES ANADOLU EFES' ("AEFES.IS") NATIONAL RATING

Fitch Ratings, the international rating agency, has taken rating actions on Turkish corporates following the agency's sovereign rating action. Accordingly, the agency lowered the Republic of Turkey's Long-term local currency rating to 'B-' ('B Minus') from 'B' and its Long-term foreign currency rating was downgraded to 'B-' ('B Minus') from 'B'.

As a result, although the Long-term local currency rating of Anadolu Efes Biracilik ve Malt Sanayii A.S. ("Anadolu Efes") was affirmed at 'BB', its Long-term foreign currency rating was downgraded to 'B-' ('B Minus'), capped by the sovereign rating. The Outlook for both ratings for Anadolu Efes is also 'Negative' as for the sovereign ratings. Long-term local currency rating of Anadolu Efes is four notches above the sovereign rating and is the highest among the public ratings by Turkish corporates.

Meanwhile, the assigned **national rating for Anadolu Efes has been upgraded to 'AA (tur)'** from 'AA- (tur)'. The national rating of Anadolu Efes is also the highest among the public ratings by Turkish corporates.

The credit rating levels of Anadolu Efes reflect the resilient nature of the sector to economic downturns in general, and its leading position as well as its strong cash flow generation in the Turkish beverage market with growth potential. The ratings also reflect the proven success of the growing international operations that are well-positioned in their related markets.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr